File No. _________________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                       AES Merida III, S. de R.L. de C.V.
                   AES Merida Operaciones, S. de R.L. de C.V.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

     Foreign  utility  status is claimed by AES Merida  III,  S. de R.L. de C.V.
("Merida III") and AES Merida Operaciones, S. de R.L. de C.V. ("Merida Operations") located in Mexico. Merida III is the owner and Merida Operations will be the operator, of a 484 MW combined-cycle, natural gas fired power generation facility to be located in the City of Merida, Yucatan, Mexico. The project is currently under construction and is expected to commence commercial operation in two equal sized phases, with the first phase scheduled to start operations in early 2000. The second phase is scheduled to commence operations six months later.

     Merida III is owned 55 percent by wholly owned subsidiaries of The AES Corporation, 25 percent by wholly owned subsidiaries of Nichimen Corporation of Japan and 20 percent by wholly owned subsidiaries of Grupo Hermes S.A. de C.V. of Mexico. Merida Operations is owned 80 percent by wholly owned subsidiaries of The AES Corporation and 20 percent by a wholly owned subsidiary of Nichimen Corporation of Japan.

ITEM 2

     Not Applicable.

EXHIBIT A

     Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By : __________________________

William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Arlington, Virginia 22209
(703) 522-1315


Dated :  April 10, 1998